Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

On or about May 27, 2026, Northern Data AG distributed a letter to its shareholders. A copy of this letter appears below.

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Northern Data AG

Letter to our Shareholders

Regarding the Joint Reasoned Statement of the Management Board and the Supervisory Board on the Voluntary Public Exchange Offer by Rumble Inc.

Dear Shareholders,

Rumble Inc. (“Rumble”) (Nasdaq:RUM), the high-growth video-sharing platform and cloud services provider, submitted a voluntary public exchange offer (the “Offer”) to all of our shareholders, proposing an exchange of Northern Data shares for newly issued Rumble Class A common stock. After careful and thorough review, the Management Board and the Supervisory Board of Northern Data, on April 20, 2026, issued their Joint Reasoned Statement on Rumble’s Offer.

The Management Board and the Supervisory Board unanimously recommend that you accept Rumble’s Offer. All members of both Boards who hold shares in the Company have accepted the Exchange Offer. You can tender your Northern Data shares before the additional acceptance period expires on June 1, 2026.

A recommendation backed by an independent fairness opinion

After careful evaluation and obtaining expert external advice, the Management Board and the Supervisory Board believe that the Offer Exchange Ratio of 2.0281 newly issued Rumble Class A Common Shares per ND Share is fair, adequate and attractive. Our recommendation follows the evaluation of a broad range of considerations, including among others, a strengthened competitive position, further growth opportunities and improved access to capital. In addition, Jefferies, acting as financial advisor to Northern Data, has issued a fairness opinion concluding that the exchange ratio offered by Rumble is fair, from a financial point of view, to the holders of Northern Data shares. Rumble has announced that it does not intend to increase or extend its offer.

An opportunity to participate in a global AI platform

The business combination brings together two leading companies with complementary strengths, resources, assets and areas of expertise. The transaction represents a unique opportunity to create a potential market leader with an enhanced competitive position offering a vertically integrated AI platform. This platform realizes the benefits of owned AI compute infrastructure, proprietary data and a vast user base, laying a stronger foundation for long-term success. By tendering your Northern Data shares, you become a direct stockholder of Rumble Inc. and participate alongside Rumble’s existing shareholders in the future of the combined business.

Timeline to the settlement of the offer

An additional acceptance period is open until June 1, 2026, at 06:01 hrs. (Frankfurt time) / 00:01 hrs. (New York time). The settlement of the exchange offer is expected in mid-June 2026. The Management Board will apply for the delisting of Northern Data shares from the open market promptly following the settlement of the Offer. A separate delisting offer will not be required.

Additional information

ND Shareholders must make their own decision on whether or not to accept the Exchange Offer on the basis of the Offer Document, which is available on the offer website listed below, and all other sources of information available to them (including the further publications regarding the offer available on the offer website and any individual advice they may have obtained) and taking into account their individual tax and other concerns. Your custodian bank will be able to guide you through the tender procedure. Please note that it may have given you an earlier internal deadline for tendering your shares.

If you have any further questions about the Offer, please consult:

●	Offer website: https://www.rumble-offer.com/

●	Hotline: +49 69 92014 9712

●	E-Mail: NorthernData_Rumble@emberapartners.com

On behalf of the Management Board and the Supervisory Board, we would like to thank you for the trust and support you have placed in Northern Data.

Sincerely,

The Management Board and the Supervisory Board of Northern Data AG